UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended March 31, 2024
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd
10 Bressenden Place,
London, SW1E 5DH,
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED MARCH 31, 2024

INDEX

PAGE
PART I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2024 and Unaudited Condensed Consolidated Financial Statements
Important Information Regarding Forward-Looking Statements	3
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures About Market Risk	18
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Operations for the three months ended March 31, 2024 and 2023	F-1
Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2024 and 2023	F-2
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2023 and March 31, 2024	F-3
Unaudited Condensed Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2024 and 2023	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2024 and 2023	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6
Our Fleet	F-18
PART II. First Quarter 2024 Conference Call Details	F-20
Signatures	F-21

THE INFORMATION UNDER “PART I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2024 and Unaudited Condensed Consolidated Financial Statements” OF THIS REPORT ON FORM 6-K IS incorporated by reference into the following registration statements of the registrant: Form F-3 (File No. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; and Form S-8 (File No. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024.

PART I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2024 and Unaudited Condensed Consolidated Financial Statements

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains certain forward-looking statements concerning plans and expectations of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report on Form 6-K. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events;
•future operating or financial results;

•potential acquisitions and joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of offhire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
•our ability to continue to comply with all our debt covenants;
•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;
•future capital expenditures needed to preserve our capital base;
•the availability of vessels to purchase, or the useful lives of our vessels;
•our continued ability to enter into short-term or long-term, fixed-rate time charters or voyage charters with our customers;
•our vessels engaging in ship to ship transfers of liquefied petroleum gas (“LPG”) or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the impact of the Russian invasion of Ukraine and economic sanctions related thereto;

•the conflict between Israel and Hamas in the Gaza region and other geopolitical tensions;

•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations or actions taken by regulatory authorities;

•the risk inherent in marine transportation, including any incident involving significant loss of product or environmental contamination by any of our vessels;
•our ability to manage obligations, liabilities, or responsibilities, arising from any regulatory environment emission trading or compliance schemes;
•global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;
•liability from future litigation;
•our share repurchases and the payment of dividends to our shareholders including under any return of capital policy;
•our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;
•failure of a key information technology system or process or exposure to fraud, security breaches or cyber-attacks;

•the impact of cyber crime and changing the financial fraud environment;

•the financial performance of the Ethylene Export Terminal (as defined below) and our related Export Terminal Joint Venture (as defined below) and the completion of construction and financing, and the financial success, of the Terminal Expansion Project (as defined below); and

•the financial performance of the Luna Pool and Unigas Pool, and

•other factors discussed in “Item 3—Key Information—Risk Factors” of our most recent Annual Report on Form 20-F.

All forward-looking statements included in this report on Form 6-K are made only as of the date of this report. New factors that could cause actual results or events to differ materially from anticipated results or events emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results or events to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” "Navigator Gas," “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refer to the 56 vessels we owned and operated as of May 15, 2024.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on March 27, 2024 (the “2023 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Financial Highlights
•On May 14, 2024, the Board of Navigator Holdings Ltd. (NYSE: NVGS) declared a cash dividend of $0.05 per share for the quarter ended March 31, 2024, (the “Dividend”) under the Company's Return of Capital policy. The Dividend will be payable on June 25, 2024, to all shareholders of record as of the close of business U.S. E.D.T. on June 4, 2024.
•Also as part of the Company's Return of Capital policy for the quarter ended March 31, 2024, the Company expects to repurchase approximately $2.0 million of common stock between May 16, 2024, and June 30, 2024, subject to operating needs, market conditions, and other circumstances, such that the Dividend and share repurchases together equal 25% of net income for the quarter ended March 31, 2024.
•The Company repurchased 52,630 shares of common stock during the quarter ended March 31, 2024, at an average price of $15.20 per share.

•The Company reported total operating revenue of $134.2 million for the three months ended March 31, 2024, compared to $136.0 million for the three months ended March 31, 2023.
•Net Income attributable to stockholders' of the Company was $22.6 million for the three months ended March 31, 2024, compared to $18.8 million for the three months ended March 31, 2023.
•Basic earnings per share was $0.31 for the three months ended March 31, 2024, compared to $0.25 per share for the three months ended March 31, 2023. Basic earnings per share adjusted to exclude realized and unrealized gains or losses on non-designated derivative instruments of $0.4 million and $4.3 million for the quarters ended March 31, 2024 and 2023 respectively, was $0.31 per share for the three months ended March 31, 2024, compared to $0.30 per share for the three months ended March 31, 2023.
•EBITDA1 was $73.7 million for the three months ended March 31, 2024, compared to $64.6 million for the three months ended March 31, 2023. Adjusted EBITDA1 was $74.1 million for the three months ended March 31, 2024, compared to $69.0 million for the three months ended March 31, 2023.

•Debt reduced by $31.1 million to $862.1 million during the three months ended March 31, 2024, with cash, cash equivalents and restricted cash standing at $172.2 million as of March 31, 2024.

1 EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel, unrealized gain/loss on non-designated derivative instruments and foreign currency exchange gain or loss on senior secured bonds. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure. Reconciliations of GAAP to non-GAAP financial measures are in the below section "Reconciliation of Non-GAAP Financial Measures "

Other Highlights and Developments
Operational Update

Total operating revenue was $134.2 million for the three months ended March 31, 2024, compared to $136.0 million for the three months ended March 31, 2023.

Average daily time charter equivalent2    ("TCE") across the fleet increased to $28,339 for the three months ended March 31, 2024, compared to $25,620 for the three months ended March 31, 2023. The average handysize 12-month market assessment for semi-refrigerated and fully-refrigerated vessels for first quarter of 2024 increased by $206,000 and $152,000 per calendar month (“pcm”), to an average of $963,000 pcm and $888,000 pcm respectively, against the first quarter of 2023. The handysize ethylene market 12-month assessment increased by $320,000 pcm from $937,000 pcm to $1,257,000 pcm, from the first quarter of 2023 to the first quarter of 2024. Clarkson's market assessment for first quarter of 2024 compared with the first quarter of 2023 is therefore higher on all three segments, by 27%, 20% and 35% for semi-refrigerated, fully-refrigerated, and ethylene-capable vessel segments, respectively.

Utilization across the fleet decreased from 91.3% in the fourth quarter of 2023 to 89.3% in the first quarter of 2024. Utilization during the first quarter of 2023 was 96.3%. The primary reason for the decrease in utilization for the first quarter of 2024, compared to the both first quarter of 2023 as well as the fourth quarter of 2023, is a reduction in activity across our spot fleet in the semi-refrigerated segment.The utilization for this segment decreased to 85.2% for the first quarter of 2024 compared to 95.6% for the first quarter of 2023. The primary driver for the decrease in utilization was a reduction in LPG demand across all vessel sizes and a correction downward in the 12-month assessment for the fourth quarter of 2023 in the ethylene segment.

During the first quarter of 2024 we experienced continued robust demand for ethane shipping from the U.S. Gulf area to China. The demand was primarily driven by a continued reduction in available Panama Canal transits and ethane carriers opting to proceed via the Cape of Good Hope between the U.S. Gulf and China. Furthermore, ethylene arbitrage between the U.S. Gulf and the Far East improved, meaning increased demand from ethylene traders.

In the first quarter of 2024 we had approximately 31 vessels engaged under time charters, 16 vessels on spot voyage charters and contracts of affreightment ("CoA") and nine vessels were operated in the independently managed Unigas Pool. From April 1, 2024, and 12 months out, we have approximately 46% of our available days covered under time charter with fixed earnings. Our midsize and fully refrigerated vessels are almost exclusively employed on time charters, our semi-refrigerated vessels are employed under time charters and spot voyage charters, and most of our ethylene- capable vessels are employed on the spot voyage market.

Ethylene Export Terminal

We own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas (the “Ethylene Export Terminal”) through a joint venture (the "Export Terminal Joint Venture"). The Ethylene Export Terminal throughput during the first quarter of 2024 was 220,703 metric tons, compared to 250,731 metric tons during the first quarter of 2023. The decrease was due to reduced throughput in January 2024. Our share of the results of equity investments are $4.4 million for the quarter ended March 31, 2024, compared to $5.3 million for the quarter ended March 31, 2023.

We, together with Enterprise Products Partners L.P, our joint venture partner, have agreed to invest in the extension of the Ethylene Export Terminal (the “Terminal Expansion Project”), which is expected to increase the export capacity from approximately one million tons per year to at least 1.55 million tons. All major project equipment has been purchased (much of which has already been delivered), support infrastructure and new pipes are being assembled, and construction is expected to occur throughout 2024 with completion scheduled in the fourth quarter of 2024. The first new multi-year offtake contract has been signed and another offtake customer has agreed to commercial terms. We continue to expect that additional capacity will be contracted during the remainder of the construction phase.

The total capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $130 million which the Company expects to finance using existing cash resources, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt. Of the expected total of $130 million, $43.0 million has been contributed as of March 31, 2024, $8.0 million of which was contributed during the first quarter of 2024.

Investment in an Early-Stage Clean Ammonia Export Project

On May 14, 2024, the Company’s Board of Directors approved a $2.5 million investment in an early-stage clean ammonia export project in the U.S. Gulf coast area. The Company expects to make its first monetary contribution to the project in the second or third quarter of 2024, and we will provide more details as the project develops. This initial investment is development capital, and subject to board approval, we also expect to make larger investments at FID and during the construction phase of the project towards a terminal and ship-shore logistics.

Return of Capital Policy

The Company’s current Return of Capital policy, which is subject to operating needs and other circumstances, is based on paying out quarterly cash dividends of $0.05 per share of common stock and returning additional capital in the form of additional cash dividends and/or Share Repurchases (as defined below), such that the two elements combined equal at least 25% of net income for the applicable quarter.

As part of the Return of Capital policy, we expect to repurchase the Company’s common stock (the “Share Repurchases”) and any such Share Repurchases will be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

2 TCE is not calculated in accordance with U.S. GAAP. For a reconciliation of TCE to operating revenue, the most directly comparable financial measure calculated in accordance with U.S. GAAP, please see below under “Reconciliation of Operating Revenues to TCE”.

Declarations of any dividends in the future, and the amount of any such dividends, are subject to the discretion of the Company’s Board. The Return of Capital policy does not oblige the Company to pay any dividends or repurchase any of its shares in the future and it may be suspended, discontinued or modified by the Company at any time, for any reason. Further, the timing of any Share Repurchases under the Return of Capital policy will be determined by the Company’s management and will depend on market conditions, legal requirements, stock price, and other factors.

Unaudited Results of Operations for the Three months ended March 31, 2024 compared to the Three months ended March 31, 2023

`	Three months ended March 31, 2023	Three months ended March 31, 2024	Percentage change
	(in thousands, except Percentage change)
Operating revenues	$116,610	$121,020	3.8%
Operating revenues – Unigas Pool	12,192	13,135	7.7%
Operating revenues – Luna Pool collaborative arrangements	7,200	—	(100.0)%
Total operating revenue	136,002	134,155	(1.4)%

Brokerage commission	1,694	1,626	(4.0)%
Voyage expenses	17,229	14,183	(17.7)%
Voyage expenses – Luna Pool collaborative arrangements	5,028	—	(100.0)%
Vessel operating expenses	41,672	42,118	1.1%
Depreciation and amortization	31,831	33,441	5.1%
General and administrative costs	6,755	6,480	(4.1)%
Other income	(96)	—	100.0%
Total operating expenses	104,113	97,848	(6.0)%
Operating Income	31,889	36,307	13.9%

Unrealized loss on non-designated derivative instruments	(4,251)	(447)	(89.5)%
Write off of deferred financing costs	(171)	—	(100.0)%
Interest expense	(13,338)	(15,737)	18.0%
Interest income	583	1,612	176.5%
Income before taxes and share of result of equity method investments	14,712	21,735	47.7%
Income taxes	(1,164)	(1,206)	3.6%
Share of result of equity method investments	5,302	4,390	(17.2)%
Net Income	18,850	24,919	32.2%
Net income attributable to non-controlling interest	(64)	(2,346)	3565.6%
Net Income attributable to stockholders of Navigator Holdings Ltd.	$18,786	$22,573	20.2%
Operating Revenues. Operating revenues, net of address commissions, was $121.0 million for the three months ended March 31, 2024, an increase of $4.4 million or 3.8% compared to $116.6 million for the three months ended March 31, 2023. This increase was primarily due to:
•    an increase of approximately $11.0 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $28,339 per vessel per day ($861,990 per vessel per calendar month) for the three months ended March 31, 2024, compared to an average of approximately $25,620 per vessel per day ($779,283 per vessel per calendar month) for the three months ended March 31, 2023;
•    a decrease of approximately $8.3 million attributable to a decrease in fleet utilization, which declined to 89.3% for the three months ended March 31, 2024, compared to 96.3% for the three months ended March 31, 2023;
•    an increase of approximately $4.7 million or 4.7%, attributable to a 190 day increase in vessel available days for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. This increase was in part a result of five handysize vessels acquired by the Navigator Greater Bay Joint Venture being fully operational during the three months ended March 31, 2024, compared to the three months ended March 31, 2023, in which three vessels were acquired.
•    a decrease of approximately $3.0 million primarily attributable to a decrease in pass through voyage costs for the three months ended March 31, 2024, compared to the three months ended March 31, 2023.

The following table presents selected operating data for the three months ended March 31, 2024, and 2023, which we believe is useful in understanding the basis of movements in our operating revenues.

	Three months ended March 31, 2023	Three months ended March 31, 2024
* Fleet Data:
Weighted average number of vessels	45.0	47.0
Ownership days	4,048	4,277
Available days	4,030	4,220
Earning days	3,879	3,770
Fleet utilization	96.3%	89.3%
** Average daily Time Charter Equivalent	$25,620	$28,339

* Fleet Data - Our nine owned smaller vessels in the independently managed Unigas Pool and the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture are not included in this data.

** Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE excludes the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE is based, is calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel's voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed. We include average daily TCE, as we believe it provides additional meaningful information in conjunction with net operating revenues. Our calculation of TCE may not be comparable to that reported by other companies.
Reconciliation of Operating Revenues to TCE
The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three months ended March 31, 2023	Three months ended March 31, 2024
	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
*** Operating revenue	$116,610	$121,020
*** Voyage expenses	17,229	14,183
Operating revenue less voyage expenses	99,381	106,837
Earning days	3,879	3,770
Average daily time charter equivalent rate	$25,620	$28,339
***Operating revenues and voyage expenses excluding collaborative arrangements and our nine owned vessels in the independently managed Unigas Pool.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $13.1 million an increase of 7.7% for the three months ended March 31, 2024, compared to $12.2 million for the three months ended March 31, 2023, and represents our share of the revenues earned from our nine vessels operating within the independently managed Unigas Pool, based on agreed pool points.

Operating Revenues – Luna Pool Collaborative Arrangements. Luna Pool earnings were aggregated and then allocated (after deducting pool overheads and manager's fees) to the pool participants in accordance with the Pooling Agreement. Operating revenues - Luna Pool collaborative arrangements was $nil for the three months ended March 31, 2024, compared to $7.2 million for the three months ended March 31, 2023, and represented our share of pool net revenues generated by the other participant’s vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was a result of the Company no longer accounting for any of the pool vessels’ earnings under the Luna Pool collaborative arrangement following the acquisition of the final vessel Navigator Vega on, April 13, 2023.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, decreased by $0.1 million or 4.0% to $1.6 million for the three months ended March 31, 2024, from $1.7 million for the three months ended March 31, 2023, primarily due to a decrease in the average brokerage percentage paid.
Voyage Expenses. Voyage expenses decreased by $3.0 million or 17.7% to $14.2 million for the three months ended March 31, 2024, from $17.2 million for the three months ended March 31, 2023. These voyage expenses are pass through costs, corresponding to a decrease in operating revenues of the same amount.

Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $nil for the three months ended March 31, 2024, compared to $5.0 million for the three months ended March 31, 2023. These voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was a result of the Company no longer accounting for any of the pool vessels’ earnings under the Luna Pool collaborative arrangement following the acquisition of the final vessel Navigator Vega on, April 13, 2023.

Vessel Operating Expenses. Vessel operating expenses increased by $0.4 million or 1.1% to $42.1 million for the three months ended March 31, 2024, from $41.7 million for the three months ended March 31, 2023. Average daily vessel operating expenses decreased by $124 per vessel per day, or 1.5%, to $8,265 vessel per day for the three months ended March 31, 2024, compared to $8,389 per vessel per day for the three months ended March 31, 2023.
Depreciation and Amortization. Depreciation and amortization increased by $1.6 million to $33.4 million for the three months ended March 31, 2024 compared to $31.8 million for the three months ended March 31, 2023. The increase is driven by the acquisition of the five vessels by the Navigator Greater Bay Joint Venture in 2023. Depreciation and amortization included amortization of capitalized drydocking costs of $5.6 million and $4.6 million for the three months ended March 31, 2024 and 2023, respectively.
General and Administrative Costs. General and administrative costs decreased by $0.3 million or 4.1% to $6.5 million for the three months ended March 31, 2024, from $6.8 million for the three months ended March 31, 2023.
Non-Operating Results

Unrealized Gains / (Losses) on Non-Designated Derivative Instruments. The unrealized loss of $0.4 million on non-designated derivative instruments for the three months ended March 31, 2024, relates to fair value losses on interest rate swaps associated with a number of our secured term loan and revolving credit facilities, as a result of a decrease in forward Secured Overnight Financing Rate (“SOFR”) interest rates, compared to an unrealized loss of $4.3 million for the three months ended March 31, 2023.

Interest Expense. Interest expense increased by $2.4 million, or 18.0%, to $15.7 million for the three months ended March 31, 2024, from $13.3 million for the three months ended March 31, 2023. This is primarily a result of increases in US dollar SOFR rates and the draw down of facilities that provided financing for the acquisition of five ethylene carriers by the Navigator Greater Bay Joint Venture.
Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world including those incorporated in the United States of America. Income taxes were $1.2 million for the three months ended March 31, 2024, compared to $1.2 million for the three months ended March 31, 2023, primarily related to current tax and a deferred tax gain in relation to our investment in the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $4.4 million for the three months ended March 31, 2024, compared to income of $5.3 million for the three months ended March 31, 2023. The decrease was primarily due to lower volumes exported through the Ethylene Export Terminal, being 220,703 tons for the three months ended March 31, 2024, compared to 250,703 tons for the three months ended March 31, 2023. The decrease was due to reduced throughput in January 2024.
Non-Controlling Interest. The Company entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). Although we do not hold any equity investments in this Lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this Variable Interest Entity ("VIE") into our financial results. The net income attributable to the Lessor SPV was $0.4 million and this is presented as a non-controlling interest for each period for both the three months ended March 31, 2024, and the three months ended March 31, 2023.

Navigator Greater Bay Joint Venture

In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator, and Navigator Vega. The joint venture is owned 60% by the Company and 40% by Greater Bay Gas Co Ltd., ("Greater Bay"). The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay accounted for as a non-controlling interest. A gain attributable to Greater Bay of $1.8 million is presented as part of the non-controlling interest in our financial results for the three months ended March 31, 2024, compared to effectively $nil for the three months ended March 31, 2023.

Reconciliation of Non-GAAP Financial Measures
The following table shows a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months ended March 31, 2024 and 2023:

	Three months ended March 31, 2023	Three months ended March 31, 2024
	(in thousands)
Net income	$18,850	$24,919
Net interest expense	12,755	14,125
Income taxes	1,164	1,206
Depreciation and amortization	31,831	33,441
EBITDA[1]	$64,600	$73,691
Unrealized loss on non-designated derivative instruments	4,251	447
Write off of deferred financing costs	171	—
Adjusted EBITDA[1]	$69,022	$74,138

1 EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel, unrealized gain/loss on non-designated derivative instruments and foreign currency exchange gain or loss on senior secured bonds. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of March 31, 2024, we had cash, cash equivalents and restricted cash of $172.2 million.
The Company repaid $23.8 million of the $111.8 million Term Loan and Revolving Credit Facility held with Credit Agricole in December 2023 and a further $4.7 million during the first quarter of 2024. The total amount repaid of $28.5 million remains available to be redrawn by the Company in accordance with the terms of the Term Loan and Revolving Credit Facility which matures in September 2028.

Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity of no less than (i) $35.0 million or $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (which was $43.4 million as of March 31, 2024), whichever is greater.
Our primary uses of funds are drydocking and other vessel maintenance expenditures, voyage expenses, vessel operating expenses, general and administrative costs, insurance costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, quarterly repayment of bank loans and the Terminal Expansion Project. We also expect to use funds in connection with our Return of Capital policy. In addition, our medium-term and long-term liquidity needs relate to debt repayments, repayment of bonds, potential future vessel newbuildings, related investments, vessel acquisitions, and or related port or terminal projects.

As of March 31, 2024, we had $873.4 million in outstanding obligations, which includes principal repayments on long-term debt, including our bonds, commitments in respect of the Navigator Aurora Facility (as defined below) and office lease commitments. Of the total outstanding obligations, $175.2 million matures during the twelve months ending March 31, 2025, and $698.2 million matures after March 31, 2025.
We believe, given our current cash balances, that our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for at least the next twelve months, taking into account our existing capital commitments and debt service requirements.
Capital Expenditures

Liquefied gas transportation by sea is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We currently have no newbuildings on order. However, we may place newbuilding orders or acquire additional vessels as part of our growth strategy. We may invest further in terminal infrastructure, such as the expansion of our existing Ethylene Export Terminal. The total capital contributions required from us to fund our share of the construction cost of the Terminal Expansion Project are expected to be approximately $130 million, of which $43.0 million has been contributed as of March 31, 2024 which includes $8.0 million contributed during the first quarter of 2024.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by/(used in) operating, investing and financing activities for the three months ended March 31, 2024 and 2023:

	Three months ended March 31, 2023	Three months ended March 31, 2024
	(in thousands)
Net cash provided by operating activities	$39,257	$49,122
Net cash provided by/(used in) investing activities	(133,144)	(620)
Net cash (used in)/provided by financing activities	130,908	(33,624)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	648	(880)
Net increase in cash, cash equivalents and restricted cash	$37,669	$13,998

Operating Cash Flows. Net cash provided by operating activities for the three months ended March 31, 2024, increased to $49.1 million, from $39.3 million for the three months ended March 31, 2023, an increase of $9.9 million. This increase was primarily due to an increase in net income of $6.0 million (after adding back the non-cash unrealized gains/loss on derivative instruments and our share of the result from equity method investments); and due to changes in working capital of $5.9 million during the three months ended March 31, 2024, compared to the three months ended March 31, 2023.

Net cash flow from operating activities principally depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks and changes in foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels approximately every two and a half years. Drydocking each vessel, including travelling to and from the drydock, can take approximately 30 days in total being approximately 5-10 days of voyage time to and from the shipyard and approximately 15-20 days of actual drydocking time. Ten of our vessels completed their respective drydockings during the three months ended March 31, 2024,

We estimate the current cost of a five-year drydocking for one of our vessels is approximately $1.0 million, a ten-year drydocking cost is approximately $1.3 million, and the 15-year and 17-year drydocking costs are approximately $1.5 million each (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. Ongoing costs for compliance with environmental regulations are primarily included as part of drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash used in investing activities was $0.6 million for the three months ended March 31, 2024, primarily related to contributions to our investment in the Export Terminal Joint Venture via the Terminal Expansion Project of $8.0 million, offset by distributions received from our investment in the Export Terminal Joint Venture of $6.4 million.

Net cash used in investing activities was $133.1 million for the three months ended March 31, 2023, primarily as a result of $142.8 million for the acquisition of three vessels by the Navigator Greater Bay Joint Venture, offset by distributions received from our investment in the Export Terminal Joint Venture of $8.4 million.

Financing Cash Flows. Net cash used in financing activities was $33.6 million for the three months ended March 31, 2024, primarily as a result of our regular quarterly debt repayments totaling $31.1 million and $0.8 million for our share repurchase program.

Net cash provided by financing activities was $130.9 million for the three months ended March 31, 2023 primarily as a result of the drawdowns of $130.9 million on our Greater Bay JV Secured Term Loan to partially finance the acquisition of three vessels; as well as $20.4 million received as a capital contribution from the non-controlling interest for those vessels; a drawdown of $200.0 million on our March 2023 Secured Term Loan, which provided the financing to repay two maturing secured term loan facilities totaling $132.2 million; scheduled quarterly loan repayments of $16.1 million and $28.1 million for our share repurchase program.

Terminal Facility

General. In March 2019, Navigator Ethylene Terminals LLC (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used for the payment of capital contributions to our Export Terminal Joint Venture for construction costs of our Ethylene Export Terminal.

Term and Facility Limits. The Terminal Facility is now converted into a term loan with a final maturity of December 31, 2025. Based on the committed throughput agreements for the Ethylene Export Terminal, a total of $69.0 million was drawn under the Terminal Facility of which $22.3 million was outstanding as of March 31, 2024.

Interest. The Terminal Facility is subject to quarterly repayments of principal and interest. Interest is payable at a rate of Compounded SOFR ("Comp SOFR") plus 275 to 300 basis points over the remaining term of the facility. We have entered into floating to fixed interest rate swap agreements for approximately 80% of the amounts drawn under the Terminal Facility. The Comp SOFR element of the interest rate payable by the Marine Terminal Borrower under these interest rate swap agreements is 0.369% and 0.3615% per annum.

Financial Covenants. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00.

Restrictive Covenants. The Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and where no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring further indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that require the Marine Terminal Borrower to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Export Terminal Joint Venture to cause such actions).

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in the Company's 2023 Annual Report.

The table below summarizes our secured term loan and revolving credit facilities as of March 31, 2024:

Facility agreement	Original facility amount	Principal amount outstanding	Interest rate	Facility maturity date
	(in millions)
March 2019	107.0	61.3	Term SOFR + 266 BPS	March 2025
September 2020	210.0	158.2	Comp SOFR + 276 BPS	September 2025
October 2019[3]	69.1	39.7	Term SOFR + 201 BPS	October 2026
August 2021 Amendment and Restatement Agreement	67.0	40.8	Fixed 378 BPS	June 2026
DB Credit Facility A	57.7	15.6	Comp SOFR + 247 BPS	April 2027
Santander Credit Facility A	81.0	22.4	Comp SOFR + 247 BPS	May 2027
DB Credit Facility B	60.9	24.1	Comp SOFR + 247 BPS	December 2028
Santander Credit Facility B	55.8	23.3	Comp SOFR + 247 BPS	January 2029
December 2022	111.8	69.2	Term SOFR + 209 BPS	September 2028
Greater Bay JV Secured Term Loan	151.3	139.0	Term SOFR + 220 BPS	December 2029
March 2023 Secured Term Loan	200.0	166.7	Comp SOFR + 210 BPS	March 2029
Total	$1,171.6	$760.3

March 2023 Secured Term Loan. On March 20, 2023, the Company entered into a senior secured term loan with Nordea Bank ABP, ABN AMRO Bank N.V., Skandinaviska Enskilda Banken AB (Publ), and BNP Paribas S.A. to refinance the June 2017 Secured Term Loan and Revolving Credit Facility and the October 2016 Secured Term Loan and Revolving Credit Facility that were due to mature in June and October 2023 respectively.
3 The October 2019 loan facility relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note
14—Variable Interest Entities to the unaudited condensed consolidated financial statements for additional information.

The March 2023 Secured Term Loan has a term of six years, maturing in March 2029 and is for a maximum principal amount of $200 million which was fully drawn on March 28, 2023. The available facility amount shall be reduced quarterly by an amount of $8.3 million, followed, by a final balloon payment in March 2029. Interest on amounts drawn is payable at a rate of Comp SOFR + 210 BPS.
This loan facility is secured by first priority mortgages on a total of ten of our owned vessels.

Financial Covenants. All of the secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•    the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $35.0 million or $50.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater; and
•the borrower must maintain a minimum ratio of shareholder equity or value adjusted shareholder equity to total assets or value adjusted total assets of 30%.

Restrictive Covenants. The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring further indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Other than as stated, our compliance with the financial covenants listed above is measured as of the end of each fiscal quarter. As of March 31, 2024, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the applicable facilities, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31.

2020 Senior Unsecured Bonds

General. On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our previously outstanding 2017 Bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2020 Bonds is payable at a fixed rate of 8.0% per annum, calculated on a 360-day year basis. Interest is payable semi- annually in arrears on March 10 and September 10 of each year.

Maturity. The 2020 Bonds mature in full on September 10, 2025 and become repayable on that date.

Optional Redemption. We may redeem the 2020 Bonds, in whole or in part at any time. Any 2020 Bonds redeemed; up until September 9, 2023 will be priced at the aggregate of the net present value (based on the Norwegian government bond rate plus 50 basis points) of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023 up until September 9, 2024, are redeemable at 103.2% of par; from September 10,
2024 up until March 9, 2025, are redeemable at 101.6% of par; and from March 10, 2025 to the maturity date are redeemable at 100% of par; in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement for the 2020 Bonds, (the “2020 Bond Agreement”)), the holders of 2020 Bonds have the option to require us to repay such holders’ outstanding principal amount of 2020 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2020 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•we and our subsidiaries maintain a minimum liquidity of no less than $35.0 million; and
•we and our subsidiaries maintain an Equity Ratio (as defined in the 2020 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of March 31, 2024, we were in compliance with all covenants under the 2020 Bonds.

Restrictive Covenants. The 2020 Bonds provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $60.0 million unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

In September 2023 we purchased $9.0 million of the 2020 Bonds in the open market using cash on hand. These purchased 2020 Bonds have not been canceled or redeemed and the Company intends to hold the bonds to maturity.

Lessor VIE Debt

In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a VIE. We are deemed under U.S. GAAP to be the primary beneficiary of the VIE, and as a result, we are required to consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate this loan facility into our financial results.

Upon the occurrence of a “Change of Control Event” (as defined in the sale and leaseback agreement), the lessor has the option to require us to repurchase Navigator Aurora at 103% of the outstanding lease amount, plus costs and expenses directly attributable to the termination of the lessor’s financing arrangements, such as break costs for swap arrangements.

Navigator Aurora Facility In October 2019, the SPV, which owns Navigator Aurora, entered into secured financing agreements for $69.1 million consisting of a USD denominated loan facility, the “Navigator Aurora Facility”. The Navigator Aurora Facility is a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd., The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd is the guarantor and Navigator Aurora is pledged as security. The Navigator Aurora Facility bears interest at 3-month Term SOFR, a credit adjustment spread, plus a margin of 185 basis points and is repayable by the SPV with a balloon payment on maturity. As of March 31, 2024, $39.7 million in borrowings were outstanding under the Navigator Aurora Facility (December 31, 2023, $41.3 million).

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2—Summary of Significant Accounting Policies to the Company's 2023 Annual Report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage some of our interest rate risks. We do not use interest rate swaps or any other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to the impact of interest rate changes through borrowings that require us to make interest payments based on SOFR. Our wholly-owned subsidiaries and certain of our vessel-owning subsidiaries are party to secured term loan and revolving credit facilities that bear interest at rates of SOFR plus between 185 and 250 basis points. At March 31, 2024, $284.3 million of our outstanding debt was subject to interest rate swaps and therefore is not exposed to changes in interest rate movements, whereas $475.9 million was subject to variable interest rates. Based on this, a hypothetical increase in SOFR of 100 basis points would result in an increase of $4.8 million in annual interest expense on our indebtedness outstanding as of March 31, 2024.
We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.
Foreign Currency Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, most of our revenues are in U.S. Dollars although some charter hires are paid in Indonesian Rupiah. Our expenses however are in the currency invoiced by each supplier, and we remit funds in various currencies. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily the Euro, Pound Sterling, Danish Kroner, and Polish Zloty, and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cash flows and financial condition. We believe these adverse effects would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk during the first quarter of 2024. However, we may enter into derivative or forward contracts to cover our foreign currency exposure in the future.
Inflation
We are exposed to increases in operating costs arising from various vessel operations, including crewing, vessel repair costs, drydocking costs, insurance and fuel prices as well as from general inflation and are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or Contract of Affreightment ("COA") increases. In the case of the 47 vessels owned and commercially managed by us as of March 31, 2024, 33 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COA, freight rates are generally sensitive to the price of fuel. However, a further sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after bunker prices settle at a higher level.
Credit Risk
We may be exposed to credit risks in relation to vessel employment and at times we may have multiple vessels employed by one charterer. We consider and evaluate the concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At March 31, 2024, no more than four of our vessels were employed by the same charterer. We invest our surplus funds with reputable financial institutions, and at March 31, 2024, all such deposits had maturities of no more than three months, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments.

NAVIGATOR HOLDINGS LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended March 31, 2023	Three months ended March 31, 2024
	(in thousands except share and per share data)
Revenues
Operating revenues	$116,610	$121,020
Operating revenues – Unigas Pool	12,192	13,135
Operating revenues – Luna Pool collaborative arrangements	7,200	—
Total operating revenue	136,002	134,155
Expenses
Brokerage commission	1,694	1,626
Voyage expenses	17,229	14,183
Voyage expenses – Luna Pool collaborative arrangements	5,028	—
Vessel operating expenses	41,672	42,118
Depreciation and amortization	31,831	33,441
General and administrative costs	6,755	6,480
Other income	(96)	—
Total operating expenses	104,113	97,848
Operating Income	31,889	36,307

Unrealized loss on non-designated derivative instruments	(4,251)	(447)
Write off of deferred financing costs	(171)	—
Interest expense	(13,338)	(15,737)
Interest income	583	1,612
Income before taxes and share of result of equity method investments	14,712	21,735
Income taxes	(1,164)	(1,206)
Share of result of equity method investments	5,302	4,390
Net Income	18,850	24,919
Net income attributable to non-controlling interest	(64)	(2,346)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$18,786	$22,573
Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic:	$0.25	$0.31
Diluted:	$0.25	$0.31
Weighted average number of shares outstanding in the period:
Basic:	75,955,162	73,209,771
Diluted:	76,319,753	73,757,164

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended March 31, 2023	Three months ended March 31, 2024
	(in thousands)
Net income	$18,850	$24,919
Other comprehensive income:
Foreign currency translation income	165	34
Total comprehensive income	19,015	24,953
Total comprehensive income attributable to:
Stockholders of Navigator Holdings Ltd.	18,951	22,607
Non-controlling interest	64	2,346
Total comprehensive income	$19,015	$24,953

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Balance Sheet
(Unaudited)

	As at December 31, 2023	As at March 31, 2024
	(in thousands, except share data)
Assets
Current Assets
Cash, cash equivalents and restricted cash	$158,242	$172,240
Accounts receivable, net of allowance for credit losses	34,653	41,024
Accrued income	2,437	6,830
Prepaid expenses and other current assets	17,068	20,855
Bunkers and lubricant oils	9,044	10,574
Insurance receivable	526	1,013
Amounts due from related parties	33,402	20,311
Total current assets	255,372	272,847
Non-current Assets
Vessels, net	1,754,382	1,726,119
Property, plant and equipment, net	142	156
Intangible assets, net of accumulated amortization	332	299
Equity method investments	174,910	180,932
Derivative assets	14,674	14,227
Right-of-use asset for operating leases	2,873	2,584
Total non-current assets	1,947,313	1,924,317
Total Assets	$2,202,685	$2,197,164
Liabilities and Stockholders’ Equity
Current Liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$120,327	$171,315
Current portion of operating lease liabilities	914	1,151
Accounts payable	11,643	10,556
Accrued expenses and other liabilities	20,847	25,369
Accrued interest	5,488	3,322
Deferred income	25,617	25,979
Amounts due to related parties	606	518
Total current liabilities	185,442	238,210
Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	641,975	560,638
Senior unsecured bond, net of deferred financing costs	90,336	90,435
Operating lease liabilities, net of current portion	3,500	3,160
Deferred tax liabilities	7,016	7,707
Amounts due to related parties	41,342	39,699
Total non-current liabilities	784,169	701,639
Total Liabilities	969,611	939,849
Commitments and Contingencies - Note 11
Stockholders’ Equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 73,209,771 shares issued and outstanding (December 31, 2023: 73,208,586)	733	733
Additional paid-in capital	799,472	799,561
Accumulated other comprehensive loss	(152)	(118)
Retained earnings	390,221	411,993
Total Navigator Holdings Ltd. Stockholders’ Equity	1,190,274	1,212,169
Non-controlling interest	42,800	45,146
Total equity	1,233,074	1,257,315
Total Liabilities and Stockholders’ Equity	$2,202,685	$2,197,164

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)

For the three months ended March 31, 2024:

		(in thousands, except share data)
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
January 1, 2024	73,208,586	$733	$799,472	$(152)	$390,221	$42,800	$1,233,074
Restricted shares issued	1,185	—	—	—	—	—	—
Net income	—	—	—	—	22,573	2,346	24,919
Foreign currency translation	—	—	—	34	—	—	34
Dividend declared	—	—	—	—	—	—	—
Repurchase of common stock	(52,630)	—	—	—	(801)	—	(801)
Share-based compensation plan	—	—	89	—	—	—	89
March 31, 2024	73,157,141	$733	$799,561	$(118)	$411,993	$45,146	$1,257,315

For the three months ended March 31, 2023:

		(in thousands, except share data)
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
January 1, 2023	76,804,474	$769	$798,188	$(463)	$364,000	$10,918	$1,173,412
Restricted shares issued March 15, 2023	47,829	—	—	—	—	—	—
Net income	—	—	—	—	18,786	64	18,850
Foreign currency translation	—	—	—	165	—	—	165
Investment by non-controlling interest	—		—	—	—	20,353	20,353
Repurchase of common stock	(2,162,484)	(22)	—	—	(28,086)	—	(28,108)
Share-based compensation plan	—	—	180	—	—	—	180
March 31, 2023	74,689,819	$747	$798,368	$(298)	$354,700	$31,335	$1,184,852

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31, 2023	Three months ended March 31, 2024

Cash flows from operating activities
Net Income	$18,850	$24,919
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Unrealized loss on non-designated derivative instruments	4,251	447
Depreciation and amortization	31,831	33,440
Payment of drydocking costs	(2,908)	(4,565)
Share-based compensation expense	180	89
Amortization of deferred financing costs	922	841
Share of results of equity method investments	(5,302)	(4,390)
Deferred taxes	—	692
Other unrealized foreign exchange loss/(gain)	(23)	306
Changes in operating assets and liabilities
Accounts receivable	(3,667)	(6,372)
Insurance claims receivables	322	(1,499)
Bunkers and lubricant oils	(1,915)	(1,531)
Accrued income and prepaid expenses and other current assets	4,599	(7,889)
Accounts payable, accrued interest, accrued expenses and other liabilities	(3,913)	1,542
Amounts due to/(from) related parties	(3,970)	13,092
Net cash provided by operating activities	39,257	49,122
Cash flows from investing activities
Additions to vessels and equipment	(142,883)	—
Contributions to equity method investments	—	(8,000)
Distributions from equity method investments	8,446	6,368
Purchase of other property, plant and equipment and intangibles	28	—
Insurance recoveries	1,265	1,012
Net cash used in investing activities	(133,144)	(620)
Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	291,813	—
Direct financing cost of secured term loan and revolving credit facilities	(3,151)	—
Repurchase of share capital	(28,108)	(801)
Repayments under operating lease obligations	—	(103)
Repayment of secured term loan facilities and revolving credit facilities	(148,335)	(31,076)
Repayment of refinancing of vessel to related parties	(1,664)	(1,644)
Cash received from non-controlling interest	20,353	—
Net cash (used in)/provided by financing activities	130,908	(33,624)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	648	(880)
Net increase in cash, cash equivalents and restricted cash	37,669	13,998
Cash, cash equivalents and restricted cash at beginning of year	153,194	158,242
Cash, cash equivalents and restricted cash at end of year	$190,863	$172,240
Supplemental Information
Total interest paid during the period, net of amounts capitalized	$14,178	$17,389
Total tax paid during the period	$169	$344

Notes to the Condensed Consolidated Financial Statements
(Unaudited)

1. General Information and Basis of Presentation

General Information
Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of liquefied gas carriers. As of March 31, 2024, the Company owned and operated 56 gas carriers (the “Vessels”) each having a cargo capacity of between 3,770 cbm and 38,000 cbm, of which 25 were ethylene and ethane-capable vessels.
The Company entered into a joint venture (the “Navigator Greater Bay Joint Venture”) with Greater Bay Gas Co. Ltd. (“Greater Bay Gas”) in September 2022, which has acquired two 17,000 cbm, 2018-built ethylene-capable liquefied gas carriers and three 22,000 cbm, 2019-built ethylene capable liquefied gas carriers. The vessels are currently commercially managed through the in-house Luna Pool and technically managed by a third party, PG Shipmanagement of Singapore.
The Company owns a 50% share, through a joint venture (the “Export Terminal Joint Venture”), of an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel ( the “Ethylene Export Terminal”), capable of exporting in excess of one million tons of ethylene per year.

Unless the context otherwise requires, all references in the consolidated financial statements to “our”,” we” and “us” refer to the Company.

Basis of Presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and related Securities and Exchange Commission (“SEC”) rules for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In our opinion, all adjustments consisting of normal recurring items, necessary for a fair statement of financial position, operating results and cash flows have been included in the unaudited interim condensed consolidated financial statements and related notes. The unaudited interim condensed consolidated financial statements and related notes should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2023 included in our Annual Report on Form 20-F filed with the SEC on March 27, 2024 (the “2023 Annual Report”). The year-end condensed balance sheet data was derived from the audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results for the three months ended March 31, 2024, are not necessarily indicative of results for the year ending December 31, 2024, or any other future periods.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, its subsidiaries and Variable Interest Entities (“VIE”) for which the Company is a primary beneficiary and are also consolidated (please read Note 14—Variable Interest Entities for additional information). All intercompany accounts and transactions have been eliminated on consolidation.

The results of operations are subject to seasonal and other fluctuations and are therefore not necessarily indicative of results that may otherwise be expected for the entire year.

Management has evaluated the Company’s ability to continue as a going concern and considered the conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern within 12 months after these financial statements are issued. As part of the assessment, management has considered the following;

•the current financial condition and liquidity sources, including current funds available and forecasted future cash flows;
•any likely effects of global epidemics or other health crises,
•the effects of the conflicts in Ukraine and the Gaza region on the Company’s business, including potential escalations or wider implications on other countries as well as possible effects of trade disruptions.
•environmental regulations such as those affecting vessels' Energy Efficiency Existing Ship Index (“EEXI”); and
•the total capital contributions required for the Terminal Expansion Project (as defined below).
Management has determined that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Company's 2023 Annual Report. There have been no material changes to these policies in the three months ended March 31, 2024.

Recent Accounting Pronouncements
New accounting standards issued as of March 31, 2024, may affect future reporting by Navigator Holdings Ltd. Refer to the Company's 2023 Annual Report for a comprehensive list of accounting pronouncements. There are no other new accounting pronouncements that are expected to have a material impact on the financial reporting by the Company for the three months ended March 31, 2024.

2. Operating revenues

The following table discloses operating revenues by contract type for the three months ended March 31, 2024 and 2023:

	Three months ended March 31, 2023	Three months ended March 31, 2024
	(in thousands)
Operating revenues:
Time charters	$76,392	$89,089
Voyage charters	40,218	31,931
Voyage charters from Luna Pool collaborative arrangement	7,200	—
Operating revenues from Unigas Pool	12,192	13,135
Total operating revenues	$136,002	$134,155

As of March 31, 2024, 36 of the Company’s 47 operated vessels (excluding the nine vessels operating within the independently managed Unigas Pool) were subject to time charters, 24 of which will expire within one year, nine of which will expire within three years, and three of which will expire between three to five years from the balance sheet date (December 31, 2023: 38 of the Company’s 47 operated vessels were subject to time charters, 27 of which will expire within one year, five of which will expire within three years and six of which will expire between three to five years). The estimated undiscounted cash flows for committed time charter revenues that are expected to be received on an annual basis for ongoing time charters, as of March 31, 2024, are as follows:

(in thousands of U.S. dollars)
Within 1 year	242,222
In the second year	68,840
In the third year	23,746
In the fourth year	3,267

For time charter revenues accounted for under ASC 842, the amount of accrued income on the Company’s unaudited condensed consolidated balance sheet as of March 31, 2024, was $2.1 million (December 31, 2023: $1.0 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s unaudited condensed consolidated balance sheet as of March 31, 2024, was $26.0 million (December 31, 2023: $25.6 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from March 31, 2024.

Voyage Charter revenues
Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.

As of March 31, 2024, for voyage charters and contracts of affreightment, services accounted for under ASC 606, the amount of contract assets reflected within accrued income on the Company’s unaudited condensed consolidated balance sheet was $4.7 million (December 31, 2023: $1.3 million). Changes in the contract asset balance at the balance sheet dates reflect income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment.

The period opening and closing balance of receivables from voyage charters, including contracts of affreightment, was $18.3 million and $15.2 million, respectively, as of March 31, 2024 (December 31, 2023: $5.1 million and $18.3 million, respectively) and is reflected within net accounts receivable on the Company’s unaudited condensed consolidated balance sheet.

The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences, was $0.7 million as of March 31, 2024 (December 31, 2023: $1.0 million) and is reflected within prepaid expenses and other current assets on the Company’s unaudited condensed consolidated balance sheet.

Voyage and Time charter revenues from Luna Pool collaborative arrangements

Revenues from the Luna Pool collaborative arrangements for the three months ended March 31, 2023 which was accounted for under ASC 808 – Collaborative Arrangements, represent our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool. These include revenues from voyage charters and contracts of affreightment, which are accounted for under ASC 606 in addition to time charter revenues, which are accounted for under ASC 842. Following the acquisition of the final of five vessels by Navigator Greater Bay Joint Venture on April 13, 2023, revenues from the Luna Pool vessels are no longer accounted for under ASC 808 – Collaborative Arrangements.

3. Vessels

	Vessels	Drydocking	Total
	(in thousands)
Cost
January 1, 2024	$2,467,396	$69,938	$2,537,334
Additions	—	5,125	5,125
Write-offs of fully amortized assets	—	(2,209)	(2,209)
March 31, 2024	2,467,396	72,854	2,540,250

Accumulated Depreciation
January 1, 2024	743,334	39,618	782,952
Charge for the period	27,753	5,635	33,388
Write-offs of fully amortized assets	—	(2,209)	(2,209)
March 31, 2024	771,087	43,044	814,131

Net Book Value
December 31, 2023	1,724,062	30,320	1,754,382
March 31, 2024	$1,696,309	$29,810	$1,726,119

The cost and net book value of the 36 vessels that were contracted under time charter arrangements (please read Note 2—Operating Revenue for additional information) was $1,906.7 million and $1,223.3 million, respectively, as of March 31, 2024 (December 31, 2023: $1,776.0 million and $1,236.0 million, respectively, for 34 vessels contracted under time charters).

The net book value of vessels that serve as collateral for the Company’s secured term loan and revolving credit facilities (please read Note 5—Secured Term Loan Facilities and Revolving Credit Facilities, for additional information) were $1,382.8 million as of March 31, 2024 (December 31, 2023: $1,420.9 million).

The cost and net book value of vessels that are included in the table above (please read Note 14—Variable Interest Entities for additional information) were $83.6 million and $61.7 million, respectively, as of March 31, 2024 (December 31, 2023: $83.6 million and $66.1 million, respectively).

4. Equity Method Investments

Interests in investments are accounted for using the equity method and are recognized initially at cost and subsequently include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees.

As of December 31, 2023, and March 31, 2024, we had the following participation in investments that are accounted for using the equity method:

	December 31, 2023	March 31, 2024
	(in thousands)
Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)	50%	50%
Unigas International B.V. (“Unigas”)	33.3%	33.3%
Dan Unity CO2 A/S	50%	50%
Luna Pool Agency Limited (“Pool Agency”)	50%	50%
Azane Fuel Solutions AS ("Azane")	14.5%	14.5%
Bluestreak CO2 Limited ("Bluestreak")	50%	50%

Share of results from equity method investments, excluding amortized costs, recognized in the share of results of equity method investments for the three months ended March 31, 2024, was $4.4 million (three months ended March 31, 2023: $5.3 million).

Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)
In January 2018, the Company entered into definitive agreements creating the Export Terminal Joint Venture. As of March 31, 2024, we had contributed $198.5 million to the Export Terminal Joint Venture being our total share of the capital cost for the construction and ongoing expansion of the Ethylene Export Terminal.

Cumulative interest and associated costs capitalized on the investment in the Export Terminal Joint Venture are being amortized over the estimated useful life of the Ethylene Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of March 31, 2024 the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $5.6 million (December 31, 2023: $5.8 million). The costs amortized in both the three months ended March 31, 2024, and 2023, was $0.2 million and this is presented in the share of results of the equity method investments within our consolidated statements of operations.

Unigas International B.V. ("Unigas B.V.")
Unigas B.V. based in the Netherlands is an independent commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. Unigas B.V. is the operator of the Unigas pool. The Company owns a 33.3% equity interest in Unigas B.V. and accounts for it using the equity method. It was recognized initially at fair value and subsequent to initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income.

Dan Unity CO2 A/S ("Dan Unity")
In June 2021, one of the Company’s subsidiaries entered into a shareholder agreement creating joint venture, Dan Unity CO2 A/S, a Danish entity, to undertake commercial and technical projects relating to seaborne transportation of CO2.

We account for our investment using the equity method and we exercise joint control over the operating and financial policies of Dan Unity CO2 A/S. As of March 31, 2024, we have recognized the Company’s initial investment at cost along with the Company’s share of the profit or loss and other comprehensive income of equity accounted investees. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.

Luna Pool Agency Limited ("Pool Agency")
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. ("Greater Bay Gas”) to form and manage the Luna Pool. As part of the formation, Luna Pool Agency Limited, (the “Pool Agency”), was incorporated in May 2020. The pool participants jointly own the Pool Agency on an equal basis, and both have equal board representation. As of March 31, 2024, we have recognized the Company’s initial investment of one British pound in the Pool Agency within equity method investments on our consolidated balance sheet. The Pool Agency has no activities other than as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results as it has no income and its minimal operating expenses are reimbursed by the Pool Participants.

Azane Fuel Solutions AS ("Azane")

Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS, both of Norway, was founded in Norway in 2020 as a company that develops proprietary technology and services for ammonia fuel handling, to facilitate the transition to green fuels for shipping. The Company acquired a 14.5% equity interest in Azane on October 25, 2023, and accounts for it using the equity method. It was recognized initially at cost.

Subject to customary conditions, Azane intends to build the world’s first ammonia bunkering network, with Yara Clean Ammonia ("Yara") already pre-ordering 15 units from Azane. The first green ammonia bunkering units are scheduled to be delivered in 2025 enabling a low-carbon fuel offering to shipowners. The investment made by Yara and Navigator is expected to enable Azane to begin construction of its first bunkering unit for ammonia supply in Norway, aiming to kickstart the transition to zero-carbon fuels for maritime transportation. Future value creation for Azane is expected to come through international expansion with its bunkering solutions and the broadening of its offerings in ammonia fuel handling technology.

Bluestreak CO2 Limited ("Bluestreak")

Bluestreak is a 50% joint venture between the Company and Bumi Armada, one of the world’s largest floating infrastructure operators. The joint venture aims to provide an end-to-end solution for carbon emitters to capture, transport, sequester and store their carbon dioxide emissions in line initially with the United Kingdom’s Industrial Decarbonisation Strategy. It is anticipated that the Bluestreak joint venture will design and implement a value chain of shuttle tankers delivering to a floating carbon storage and injection unit. The complete value chain is expected to safely and reliably transport and provide buffer storage of liquid carbon dioxide. The Bluestreak joint venture is subject to the execution of definitive documentation, approvals by the respective boards of directors of the Company and Bumi Armada, applicable regularly approvals and other customary closing conditions. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.

The table below represents movement in the Company’s equity method investments, for the year ended December 31, 2023, and three months ended March 31, 2024:

	Year ended December 31, 2023	Three months ended March 31, 2024
	(in thousands)
Equity method investments at January 1, 2023 and 2024	$148,534	$174,910
Share of results	20,607	4,390
Distributions received from equity method investments	(30,790)	(6,368)
Equity contributions to joint venture entity	35,000	8,000
Equity method investments – additions	1,559	—
Total equity method investments at December 31, 2023 and March 31, 2024	$174,910	$180,932

5. Secured Term Loan Facilities and Revolving Credit Facilities

The following table shows the breakdown of all secured term loan facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2023 and March 31, 2024:

	December 31, 2023	March 31, 2024
	(in thousands)
Current Liability
Current portion of secured term loan facilities	$123,024	$173,900
Less: current portion of deferred financing costs	(2,697)	(2,585)
Current portion of secured term loan facilities, net of deferred financing costs	$120,327	$171,315
Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion, excluding amount due to related parties	$646,131	$564,182
Amount due to related parties*	41,342	39,699
Less: non-current portion of deferred financing costs	(4,156)	(3,544)
Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$683,317	$600,337
*Amount due to related parties relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a         financial institution) that we are required to consolidate as a variable interest entity under U.S. GAAP into our financial statements as a variable interest entity.

March 2023 Secured Term Loan
On March 20, 2023, the Company entered into a senior secured term loan with Nordea Bank ABP, ABN AMRO Bank N.V. Skandinaviska Enskilda Banken AB (Publ), and BNP Paribas S.A. to refinance the June 2017 Secured Term Loan and Revolving Credit Facility and the October 2016 Secured Term Loan and Revolving Credit Facility that were due to mature in June and October 2023 respectively.
The March 2023 Secured Term Loan has a term of six years, maturing in March 2029 and is for a maximum principal amount of $200.0 million which was fully drawn on March 28, 2023. The available facility amount shall be reduced quarterly by an amount of $8.3 million followed by a final balloon payment in March 2029. Interest on amounts drawn is payable at a rate of SOFR plus 210 basis points. This loan facility is secured by first priority mortgages on a total of ten of our owned vessels.

6. Senior Unsecured Bonds

In September 2020, the Company issued senior unsecured bonds in an aggregate principal amount of $100 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full previously issued bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

The 2020 Bonds bear interest at a rate of 8.0% per annum and mature on September 10, 2025. Interest is payable semi-annually in arrears on March 10 and September 10.

The following table shows the breakdown of our senior unsecured bonds and total deferred financing costs as of December 31, 2023 and March 31, 2024:

	December 31, 2023	March 31, 2024
	(in thousands)
Senior Unsecured Bonds
Total bonds cost	$100,000	$100,000
Less Treasury bonds	(9,000)	(9,000)
Less deferred financing costs	(664)	(565)
Total bonds, net of deferred financing costs	$90,336	$90,435

In September 2023, we purchased $9.0 million of the 2020 Bonds in the open market using cash on hand. These purchased 2020 Bonds have not been canceled or redeemed and the Company intends to hold the bonds to maturity.

7. Derivative Instruments Accounted for at Fair Value

The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and March 31, 2024.

		December 31, 2023	March 31, 2024
		(in thousands)
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Fair Value Asset	Fair Value Asset
Interest rate swap agreements	Level 2	$14,674	$14,227

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate the risk of unfavorable fluctuations in foreign exchange and interest rate movements.
The Company held no derivatives designated as hedges as of December 31, 2023 or March 31, 2024
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
Interest Rate risk

The Company also has a number of existing vessel loan facilities with associated fixed interest rate swaps. As of March 31, 2024, the interest rate swaps had a fair value of $14.2 million (December 31, 2023, a fair value of $14.7 million) and there were unrealized losses of $0.4 million (December 31, 2023, an unrealized loss of $7.3 million) on the fair value of the swaps for the three months ended March 31, 2024 (three months ended March 31, 2023, an unrealized gain of $4.3 million).
These fixed interest rate swaps are entered into with the financial institutions which were lenders on the loan facilities. The interest rate payable by the Company under these interest rate swap agreements is between 0.3615% and 2.137%. The interest rate receivable by the Company under these interest rate swap agreements is 3-month SOFR, calculated on a 360-day year basis, which resets every three months.
All interest rate swaps above are remeasured to fair value at each reporting date and have been categorized as level two on the fair value measurement hierarchy. The remeasurement to fair value has no impact on the cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of March 31, 2024.
Foreign Currency Exchange Rate risk
All foreign currency-denominated monetary assets and liabilities are revalued and are reported in the Company’s functional currency based on the prevailing exchange rate at the end of the period. These foreign currency transactions fluctuate based on the strength of the U.S. Dollar. The remeasurement of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange differences which do not impact our cash flows.

Credit risk
The Company is exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap agreements. As of March 31, 2024, the Company is exposed to credit risk as the interest rate swaps were in an asset position from the perspective of the Company. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency.
The fair value of our interest rate swap agreements is the estimated amount that we would pay / receive to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The amount recorded as a derivative asset or liability could vary by a material amount in the near term if credit markets are volatile or if credit risk were to change significantly.
The fair value of our interest rate swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in long-term benchmark interest, foreign exchange rates and the credit risk of the counterparties or the Company also materially impact the fair values of our swap agreements.

8. Fair Value of Financial Instruments Not Accounted for at Fair Value

The principal financial assets of the Company as of March 31, 2024, and December 31, 2023, consist of cash, cash equivalents, and restricted cash and accounts receivable. The principal financial liabilities of the Company as of March 31, 2024, and December 31, 2023, consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2020 Bonds and does not include deferred financing costs.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.

The 2020 Bonds are classified as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to March 31, 2024. These trades are infrequent and therefore not considered to be an active market.

The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since they bear a variable interest rate, which is reset quarterly. This has been categorized at level two on the fair value measurement hierarchy as of March 31, 2024.

The following table includes the estimated fair value and carrying value of those assets and liabilities where the fair value does not approximate to carrying value. The table excludes cash, cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

	December 31, 2023			March 31, 2024
	(in thousands)
Financial Asset/Liability	Fair Value Hierarchy Level	Carrying Amount (Liability)	Fair Value (Liability)	Fair Value Hierarchy Level	Carrying Amount (Liability)	Fair Value (Liability)
2020 Bonds (Note 6)	Level 2	(91,000)	(91,455)	Level 2	$(91,000)	$(91,910)
Secured term loan facilities and revolving credit facilities (Note 5)	Level 2	$810,497	$810,497	Level 2	$(777,781)	$(777,781)

9. Earnings per share

Basic earnings per share is calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. The following table shows the calculation of both the basic and diluted number of weighted average outstanding shares for the three months ended March 31, 2024 and 2023:

	Three months ended March 31, 2023	Three months ended March 31, 2024
Net Income attributable to stockholders of Navigator Holdings Ltd.(in thousands)	$18,786	$22,573
Basic weighted average number of shares:	75,955,162	73,209,771
Effect of dilutive potential share options:	364,591	547,393
Diluted weighted average number of shares	76,319,753	73,757,164

10. Share-Based Compensation

Share Awards

On March 17, 2024, 31,833 shares which were previously granted to non-employee directors under the 2013 Plan (as defined below) with a weighted average grant value of $10.65 per share, vested at a fair value of $396,321. In addition, on March 17, 2024, 10,111 shares which were granted in 2021 to officers and employees of the Company, all of which had a weighted average grant value of $10.65, vested at a fair value of $107,682.

On March 15, 2023, under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) the Company granted a total of 47,829 restricted shares, 36,327 of which were granted to non-employee directors and 11,502 of which were granted to the officers and employees of the Company. The weighted average value of the shares granted was $12.45 per share. The restricted shares granted to the non-employee directors vest on the first anniversary of the grant date and the restricted shares granted to the officers and employees of the Company vest on the third anniversary of the grant date.

On March 17, 2023, 45,864 shares which were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $10.65 per share, vested at a fair value of $553,120. In addition on March 19, 2023, 12,159 shares were granted in 2020 to officers and employees of the Company, all of which had a weighted average grant value of $7.90 vested at a fair value of $157,581.

On June 30, 2023, 15,627 shares which were previously granted to an officer of the Company under the 2013 Plan with a weighted average grant value of $9.84 per share, were accelerated to vesting at a fair value of $203,307. On March 17, 2022, under the 2013 Plan the Company granted a total of 75,716 restricted shares, 57,402 of which were granted to non-employee directors and 18,314 of which were granted to the officers and employees of the Company. The weighted average value of all shares was $10.65 per share. The restricted shares granted to the non-employee directors vest on the first anniversary of the grant date and the restricted shares granted to the officers and employees of the Company vest on the third anniversary of the grant date. On April 4, 2022 the Company granted 10,000 restricted shares to an officer and employee of the Company with a weighted average grant value of $12.17 per share. In April 2022, two non-employee directors resigned from the Board of the Company, and the 11,538 restricted shares granted to them vested immediately upon their resignation at an aggregate fair value of $161,763.

Restricted share grant activity for the year ended December 31, 2023, and the three months ended March 31, 2024, was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term (years)
Balance as of January 1, 2023	115,693	$10.16	1.04
Granted	47,829	12.45
Vested	(78,144)	10.16
Balance as of December 31, 2023	85,378	$11.44	0.81
Vested	(41,944)	11.92
Balance as of March 31, 2024	43,434	$11.49	0.56

We account for forfeitures as they occur. Using the graded straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the unaudited condensed consolidated statement of operations over the period to the vesting date.

During the three months ended March 31, 2024, the Company recognized $89,124 in share-based compensation costs relating to share grants (three months ended March 31, 2023: $180,355). As of March 31, 2024, there was a total of $951,697 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2023: $819,919) which are expected to be recognized over a weighted average period of 0.56 years (December 31, 2023: 0.81 years).

Share options

Share options issued under the 2013 Plan are exercisable between the third and tenth anniversary of the grant date, after which they lapse. The fair value of any option issued is calculated on the date of the grant based on the Black-Scholes valuation model. Expected volatility is based on the historic volatility of the Company’s stock price and other factors. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

The movements in the outstanding share options during the year ended December 31, 2023, and the three months ended March 31, 2024, were as follows:

Options	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value
Balance as of January 1, 2023	320,856	20.99	$—
Forfeited during the year	(35,875)	22.35	—
Issuance during the year	262,412	15.45	1,180,854
Balance as of December 31, 2023	547,393	21.08	$—
Issuance during the period	—	—	—
Balance as of March 31, 2024	547,393	18.25	$1,180,854

The weighted-average remaining contractual term of options outstanding and exercisable at March 31, 2024 was 2.75 years (December 31, 2023: 2.99 years). During the three months ended March 31, 2024, the Company recognized $83,990 in share-based compensation costs relating to options under the 2013 Plan (three months ended March 31, 2023: a charge of $22,028 relating to options granted under the 2013 plan). As of March 31, 2024 there was $1,848,835 of total unrecognized compensation costs relating to non-vested options under the 2013 Plan. As of March 31, 2024, there were 284,981 share options that had vested but had not been exercised. The weighted average exercise price of the share options exercisable as of March 31, 2024 was $18.25 and (December 31, 2023, $21.08).
The Company has employee stock purchase plans in place which is a savings-related share scheme where certain employees have the option to buy common stock at a 15% discount to the share price at the grant dates of August 8, 2022, July 9, 2021 and August 22, 2023. The employee stock purchase plans have three-year vesting periods, which will end on August 10, 2025, July 9, 2024 and August 22, 2026. 1,185 shares have been issued since the inception of the scheme. Using the Black-Scholes valuation model, the Company recognized compensation costs of $17,081 relating to employee stock purchase plans for the three months ended March 31, 2024 (for the year ended December 31, 2023: $41,588).

11. Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations as of March 31, 2024.

	2024	2025	2026	2027	2028	Thereafter	Total
	(in thousands)
Secured term loan facilities and revolving credit facilities	$96,695	$292,616	$107,216	$67,539	$89,186	$84,830	$738,082
Ethylene Export Terminal capital contributions[1]	89,348	—	—	—	—	—	89,348
2020 Bonds	—	100,000	—	—	—	—	100,000
Office operating leases[2]	960	1,251	1,054	1,261	—	—	4,526
Navigator Aurora Facility[3]	—	—	—	39,699	—	—	39,699
Total contractual obligations	$187,003	$393,867	$108,270	$108,499	$89,186	$84,830	$971,655

1     We have committed to invest further in terminal infrastructure, such as expanding our existing Ethylene Export Terminal. As at March 31, 2024 the remaining capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $89.35 million.
2     The Company occupies office space in London with a lease that commenced in January 2022 for a period of 10 years with a mutual break option in January 2027, which is the fifth anniversary of the lease commencement date. The annual gross rent under this lease is approximately $1.1 million, with an initial rent-free period of 27 months, of which 13 months of the rent free period is repayable in the event that the break option is exercised.
     The Company entered into a lease for office space in Houston that expires on March 31, 2025. The annual gross rent under this lease is approximately $60,000.
     The lease term for our representative office in Gdynia, Poland was revised during 2021 for an amended period to May 31, 2025. The gross rent per year is approximately $64,000.
    The Company occupies office space in Copenhagen, Denmark with a lease that commenced in September 2021 that expires in June 2025. The gross rent per year is approximately $180,000.
     The weighted average remaining contractual lease term for the above four office leases on March 31, 2024, was 1.94 years (December 31, 2023: 3.88 years).
3     The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 14—Variable Interest Entities to our consolidated financial statements.
12. Operating Lease Liabilities

The Company’s unaudited condensed consolidated balance sheet includes a right-of-use (“ROU”) asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s unaudited condensed consolidated balance sheet is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are for the Company’s offices in London, Gdynia, Copenhagen and Houston which are denominated in various currencies. At March 31, 2024, the weighted average discount rate across the four leases was 2.94% (December 31, 2023: 2.95%).

At March 31, 2024, based on the remaining lease liabilities, the weighted average remaining operating lease term was 1.94 years (December 31, 2023: 3.17 years ).

Under ASC 842, the ROU asset is a non-monetary asset and is remeasured into the Company’s reporting currency using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using current exchange rates, with changes recognized in a manner consistent with other foreign currency-denominated liabilities in general and administrative expenses in the unaudited condensed consolidated statements of comprehensive income.

A maturity analysis of the annual undiscounted cash flows of the Company’s operating lease liabilities as of December 31, 2023 and March 31, 2024, is presented in the following table:

	December 31, 2023	March 31, 2024
	(in thousands)
One year	$1,027	$1,283
Two years	1,279	1,185
Three years	1,066	2,058
Four years	1,274	—
Total undiscounted operating lease commitments	$4,646	$4,526
Less: Discount adjustment	(232)	(215)
Total operating lease liabilities	4,414	4,311
Less: current portion	(914)	(1,151)
Operating lease liabilities, non-current portion	$3,500	$3,160

13. Cash, Cash Equivalents and Restricted Cash

The following table shows the breakdown of cash, cash equivalents and restricted cash as of December 31, 2023 and March 31, 2024:

	December 31, 2023	March 31, 2024
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$149,581	$163,113
Cash and cash equivalents held by VIE	23	380
Restricted cash	8,638	8,747
Total cash, cash equivalents and restricted cash	$158,242	$172,240
Amounts included in restricted cash represent cash in blocked deposit accounts that are required to be deposited in accordance with the terms of a number of secured term loans with banking institutions. These funds are not available for daily operational use.

14. Variable Interest Entities

As of December 31, 2023 and March 31, 2024, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity with the power to direct the activities that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The Company owns 49% of the PT Navigator Khatulistiwa common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation.

In October 2019, the Company entered into a sale and leaseback to refinance one of its vessels, Navigator Aurora, with OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd. is a wholly owned subsidiary of Ocean Yield Malta Limited, whose parent is Ocean Yield ASA, a listed company on the Oslo stock exchange. The Company does not hold any shares or voting rights in OCY Aurora Ltd. Under U.S. GAAP the entity, OCY Aurora Ltd, is considered to be a VIE.

As of December 31, 2023, and March 31, 2024, the Company has consolidated 100% of OCY Aurora Ltd., the lessor variable interest entity (‘‘lessor VIE’’) that we have leased Navigator Aurora from under a sale and leaseback arrangement. The lessor VIE is a wholly-owned, newly formed special purpose vehicle (“SPV”) of a financial institution. The Company has concluded that it has a variable interest in the SPV because the bareboat charter has fixed price call options to acquire the Navigator Aurora from the SPV at various dates throughout the 13 year lease/bareboat charter term, commencing from the fifth year, initially at USD 44.8 million. The call options are considered to be variable interests as each option effectively transfers substantially all of the rewards from Navigator Aurora to us and limits the SPV’s ability to benefit from the rewards of ownership. The SPV is categorized under U.S. GAAP as a VIE and the Company has concluded it is the primary beneficiary and must therefore consolidate the SPV within its financial statements.

The Company has performed an analysis and concluded that the Company exercises power through the exercise of the call options in the lease agreement. The call options, although not an activity of the SPV, if exercised would significantly impact the SPV’s economic performance as the SPV owns no other revenue generating assets. The options transfer to the Company the right to receive benefits as they are agreed at a predetermined price. The SPV is protected from decreases in the value of the vessel, as if the vessel’s market value were to decline, the call option provides the SPV protection up to the point where it would not be economically viable for the Company to exercise the option. In addition, the Company has the power to direct decisions over the activities and care of the vessel which directly impact its value such as for the day-to-day commercial, technical management and operation of the vessel.

We own a 25% and 40% share in equity of Navigator Crewing Philippines Inc. (“NCPI”, “Navigator Crewing”) and Navigator Gas Services Philippines Inc. (“NSSPI”), respectively. These companies were established primarily to provide marine services as principals or agents to ship owners, ship operators, managers engaged in international maritime business and business support services, respectively.

The Company has determined that it has a variable interest in NCPI and NSSPI and is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact NCPI’s and NSSPI’s economic performance.

As of March 31, 2024, the VIE’s had total assets and liabilities of $174.0 million and $57.7 million respectively which have been included in the Company’s consolidated balance sheet as of that date (December 31, 2023: 179.8 million and $61.4 million, respectively).

15. Related Party Transactions

The following table summarizes our transactions with related parties for the three months ended March 31, 2024 and 2023:

	Three months ended March 31, 2023	Three months ended March 31, 2024
	(in thousands)
Net income / (expenses)
Luna Pool Agency Limited	$(17)	$(8)
Ocean Yield Malta Limited	(774)	(763)
Ultranav Business Support ApS	(32)	(15)
	$(823)	$(786)

The following table sets out the balances due from related parties as of December 31, 2023 and March 31, 2024:

	December 31, 2023	March 31, 2024
	(in thousands)
Luna Pool Agency Limited	$30,804	$16,189
Unigas Pool	2,598	4,122
	$33,402	$20,311

The following table sets out the balances due to related parties as of December 31, 2023 and March 31, 2024:

	December 31, 2023	March 31, 2024
	(in thousands)
Ocean Yield Malta Limited	$41,912	$40,217
Naviera Ultranav Dos Limitada	36	—
	$41,948	$40,217

As of March 31, 2024, Ultranav International ApS held a 29.0% share in the Company and BW Group held a 29.9% share in the Company and they are our principal shareholders. They may exert considerable influence on the directors and other significant corporate actions.

Ultranav Business Support ApS: On August 4, 2021, in connection with the Company’s acquisition of the fleet and businesses of Othello Shipping Company S.A. and Ultragas ApS from Naviera Ultranav Limitada, the Company entered into a Transitional Services Agreement (“TSA”) with Ultranav Business Support ApS (“UBS”) to provide back office services, such as accounting and payroll, IT, treasury, financial controlling, tax and compliance, communications and CSR, HR, administrative and branding. The Company pays UBS a monthly fee for services provided. The TSA agreement with UBS can be terminated by the Company by giving six-months' notice.

16. Subsequent Events

On May 14, 2024, the Company's Board of Directors declared a cash dividend of $0.05 per share of the Company’s common stock for the first quarter of 2024, payable on June 25, 2024 to all shareholders of record as of the close of business New York time on June 4, 2024. The aggregate amount of the dividend is expected to be approximately $3.7 million, which the Company anticipates will be funded from cash on hand. Also as part of the Company's Return of Capital policy for the quarter ended March 31, 2024, the Company expects to repurchase approximately $2.0 million of common stock between May 16, 2024, and June 30, 2024, subject to operating needs, market conditions, and other circumstances, such that the Dividend and Share Repurchases together equal 25% of net income for the quarter ended March 31, 2024.

Our Fleet

The following table provides details of our vessels as of May 15, 2024:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2025

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto*	2000	22,085	Time Charter	Ethane	July 2024
Navigator Saturn	2000	22,085	Time Charter	Ethane	September 2024
Navigator Venus*	2000	22,085	Spot Market	Ethane	—
Navigator Atlas*	2014	21,000	Spot Market	—	—
Navigator Europa*	2014	21,000	Time Charter	Ethane	December 2024
Navigator Oberon*	2014	21,000	Spot Market	Ethylene	—
Navigator Triton*	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio*	2015	21,000	Time Charter	Ethane	January 2025
Navigator Luna*	2018	17,000	Spot Market	Ethylene	—
Navigator Solar*	2018	17,000	Time Charter	Ethylene	August 2024
Navigator Castor*	2019	22,000	Spot Market	Ethylene	—
Navigator Equator*	2019	22,000	Time Charter	Ethane	June 2024
Navigator Vega*	2019	22,000	Spot Market	Ethylene	—

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	July 2024
Navigator Capricorn	2008	20,750	Time Charter	LPG	October 2024
Navigator Gemini	2009	20,750	Time Charter	LPG	June 2024
Navigator Pegasus	2009	22,200	Spot Market	—	—
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	September 2024
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2026
Navigator Taurus	2009	20,750	Time Charter	Ammonia	June 2024
Navigator Virgo	2009	20,750	Time Charter	LPG	April 2025
Navigator Leo	2011	20,600	Time Charter	LPG	December 2024

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Navigator Libra	2012	20,600	Time Charter	LPG	March 2025
Atlantic Gas	2014	22,000	Time Charter	LPG	April 2025
Adriatic Gas	2015	22,000	Time Charter	LPG	November 2024
Balearic Gas	2015	22,000	Spot Market	LPG	—
Celtic Gas	2015	22,000	Spot Market	LPG	—
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2025
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2025
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2025
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2025
Bering Gas	2016	22,000	Spot Market	LPG	—
Navigator Luga	2017	22,000	Time Charter	LPG	July 2024
Navigator Yauza	2017	22,000	Time Charter	LPG	July 2024
Arctic Gas	2017	22,000	Spot Market	LPG	—
Pacific Gas	2017	22,000	Time Charter	LPG	November 2024

Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	January 2025
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2024
Navigator Genesis	2011	22,500	Time Charter	Ammonia	January 2025
Navigator Global	2011	22,500	Time Charter	Ammonia	December 2024
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2025
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027
* denotes our owned vessels that operate within the Luna Pool
** denotes our owned vessels that operate within the independently managed Unigas Pool

PART II. First Quarter 2024 Conference Call Details

Navigator Holdings Ltd. First Quarter 2024 Earnings Webcast and Presentation

On Thursday, May 16, 2024, at 10:00 A.M. E.D.T., the Company’s management team will host an online webcast to present and discuss the financial results for the first quarter of 2024.

Those wishing to participate should register for the webcast using the following details:

https://us06web.zoom.us/webinar/register/WN_GDgEYvKZQ--jx8wiPerasw

Webinar ID: 886 1481 2123
Passcode: 560302

Participants can also join by phone by dialing:

United States: +1 929 205 6099
United Kingdom:+44 330 088 5830

A full list of US and international numbers is available via the following link:
International Dial-in numbers

The webcast and slide presentation will be available for replay on the Company's website (www.navigatorgas.com) shortly after the end of the webcast.
Participants wishing to join the live webcast are encouraged to do so approximately 5 minutes prior to the start.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date:	By:	/s/ Gary Chapman
May 15, 2024	Name:	Gary Chapman
	Title:	Chief Financial Officer

Category: Financial